UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: February 2007                             File No.    0-31195

Alpha Gold Corporation

(Name of Registrant)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

1.      News Release dated February 8, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation

(Registrant)

Dated: February 26, 2007	By: /s/ George Whatley George Whatley, President and Director

Alpha Gold to Drill Carlin-Style Valley Zone and Conduct Major IP Survey

on New Ground to the South

VANCOUVER, Feb. 8 /CNW/ - Alpha Gold Corporation (TSX Venture: ALQ) today announced that drilling of the Valley Zone's Carlin-style gold discovery and geophysical surveying in an area south of the newly discovered Valley Zone will be pursued as top priorities at the Company's 100%-owned Lustdust property in central British Columbia. First, diamond drilling will be undertaken on the Valley Zone (see news release dated January 18, 2007) as early as March, weather permitting. Second, a 44-line kilometre Induced Polarization (IP) program will determine new diamond drill targets south of the Valley Zone and extending approximately 3 km.

(Please see map at the Company's website at

http://www.alphagold.bc.ca/feb07.pdf.)

In the valley, the gently rolling and open terrain make access to the area possible virtually year-round. "We are going to take advantage of this fact and go back in at the earliest opportunity, weather-permitting," commented President George Whatley. To this point, drilling in the winter/early spring has not been undertaken by the Company because of the added challenges, costs, and safety risks imposed by wintry conditions elsewhere on the Property where steeper grades and denser vegetation are present. This is particularly true for the sulphide-rich (gold, copper, silver) Skarn Zone.

Daryl Hanson, P.Eng., Alpha's geological consultant, commented, "The IP results will be used to determine drill targets on new claims with geological similarity to the area where our neighbours have intersected significant copper-gold porphyry style mineralization, about 650 metres from the Lustdust claim boundary."

The Valley Zone is situated approximately 3 kilometres south-southeast of the Canyon Creek Skarn and Skarn Extension zones. The style of mineralization so far identified in the Valley Zone, which is very finely disseminated gold within weakly metamorphosed limestones, has rarely been found outside of Nevada. Nonetheless, characteristics in the Valley Zone strongly suggest there is potential for a Carlin-type gold deposit, namely the style of the mineralization, the host rock association, the mercury trace element association, and the spatial relationship with the skarn and manto mineralization.

The anchor asset of Alpha Gold's Lustdust property has been the Canyon Creek Skarn and Skarn Extension zones, where the majority of their 300 diamond drill holes have been completed to date. This large, high grade, gold-copper-silver system has been outlined but remains open along strike to the south and down-dip. All the drill intercepts are viewable on the Company's website www.alphagold.bc.ca under 'Lustdust Project; Drill Results, 2006 and Archive'.

The Company's working capital position is healthy at approximately $1.4 million as at November 30, 2006.

About Alpha Gold Corporation

Alpha Gold is a mineral exploration company advantageously situated with nearby road and rail access in central British Columbia. Its 100%-owned Lustdust Property consists of 17 contiguous mineral claims covering 8,560 hectares and contains nine(9) known mineralized zones, including: the gold-copper-silver Canyon Creek Skarn(1) and Skarn Extension(2); the Number 3(3), 4B(4), East(5) and GD(6) zones of base and precious metal rich sulphide mantos; the Bralorne Takla Mercury Mine(7); and the southern part of the property includes the exploratory tunnels of the Takla Silver Mine(8)

(BCMINFILE 093N009), a developed prospect that contains high grade gold-silver veins; plus Carlin-style mineralization in the Valley Zone(9). Alpha Gold Corporation has approximately 29 million shares issued and outstanding listed on the TSX Venture Exchange under the symbol "ALQ".

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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%SEDAR: 00005818E

/For further information: George Whatley, President, Alpha Gold Corp., T: (604) 939-4083, E: alpha-gold(at)shaw.ca, www.alphagold.bc.ca; or Cathy Hume, CEO, CHF Investor Relations, T: (416) 868-1079 x231, E: cathy(at)chfir.com/

(ALQ.)

CO: Alpha Gold Corp.